    UNITED STATES
    SECURITIES AND EXCHANGE COMMISSION
    WASHINGTON, DC 20549

    SCHEDULE 13D

    UNDER THE SECURITIES EXCHANGE ACT OF 1934

DYNEGY INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

26817R108
(CUSIP Number)

Dimitris Hannas
c/o Seatankers Management Co. Ltd.
P.O. Box 535632
CY 3399
Limassol, Cyprus
011 357 25 858300

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geveran Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,415,590

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,415,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,415,590

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.42%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Franklin Enterprises Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,516,682

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,516,682*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,516,682*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.52%**

14.	TYPE OF REPORTING PERSON

CO

*
This number includes 188,749 of the Issuer's common shares to which Franklin Enterprises Inc. is entitled as a holder of a certain class of the Issuer's bonds prior to the Issuer's reorganization. Franklin Enterprises Inc. has not yet acquired the 188,749 Common Shares.  The 188,749 Common Shares included here are the product of the amount of the Issuer's bonds Franklin Enterprises Inc. held and the equity ratio used in the restructuring.

**	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,398,299

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,398,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.40%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pinewood Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,398,299

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,398,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.40%*

14.	TYPE OF REPORTING PERSON

CO

*	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,932,272*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,932,272*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,932,272*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.93%**

14.	TYPE OF REPORTING PERSON

CO

*
This number includes 188,749 of the Issuer's common shares to which Franklin Enterprises Inc. is entitled as a holder of a certain class of the Issuer's bonds prior to the Issuer's reorganization. Franklin Enterprises Inc. has not yet acquired the 188,749 Common Shares.  The 188,749 Common Shares included here are the product of the amount of the Issuer's bonds Franklin Enterprises Inc. held and the equity ratio used in the restructuring.

**	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,932,272*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,932,272*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,932,272*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.93%**

14.	TYPE OF REPORTING PERSON

OO

*
This number includes 188,749 of the Issuer's common shares to which Franklin Enterprises Inc. is entitled as a holder of a certain class of the Issuer's bonds prior to the Issuer's reorganization. Franklin Enterprises Inc. has not yet acquired the 188,749 Common Shares.  The 188,749 Common Shares included here are the product of the amount of the Issuer's bonds Franklin Enterprises Inc. held and the equity ratio used in the restructuring.

**	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

GSA Limited.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,398,299

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,398,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,398,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.40%*

14.	TYPE OF REPORTING PERSON

OO

*	Based on 100,000,000 common shares outstanding as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 4, 2012.

CUSIP No.	26817R108

Item 1.	Security and Issuer.

This Statement on Schedule 13D ("Schedule 13D") relates to the Common Shares, par value $0.01 (the "Common Shares"), of Dynegy Inc., a Delaware corporation (the "Issuer").

The address of the Issuer's principal executive offices is 601 Travis Street, Suite 1400, Houston, TX 77002.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of:

(i) Geveran Investments Limited ("Geveran"), a Cyprus corporation; (ii) Famatown Finance Limited ("Famatown"), a Cyprus corporation; (iii) Franklin Enterprises Inc. ("Franklin"), a Liberian corporation; (iv) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); (v) Pinewood Holdings Inc., a Liberian holding company ("Pinewood"); (vi) C.K. Limited, a Jersey company (the "C.K. Limited") and (vii) GSA Limited, a Jersey company ("GSA") (collectively, the "Reporting Persons").

Greenwich is the principal shareholder of Geveran and Franklin.  Pinewood is the principal shareholder of Famatown. Mr. John Fredriksen may be deemed indirectly to have influence over Greenwich, Geveran, Franklin, Pinewood and Famatown, the shares of which are held in trusts and the trustees of which are C.K. Limited and GSA Limited. C.K. Limited also indirectly controls Greenwich, Geveran, Franklin and is the trustee of a trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.  GSA Limited also indirectly controls Famatown and Pinewood and is the trustee of a trust, the beneficiaries of which are certain members of Mr. John Fredriksen's family.

(a, b, c and f).   The registered address of Geveran is John Kennedy, IRIS House, 7th Floor, Office 740B, 3106 Limassol, Cyprus. The principal place of business of Gerevan is PO Box 53562, CY-3399 Limassol, Cyprus. The principal business of Gerevan is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. Gerevan does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Irene Santhi Theocharous	Director
Ms. Theocharous's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

Christofis Koufaris	Director	Mr. Koufaris's principal business address is John Kennedy, IRIS House, 8th Floor, Office 840B, 3106 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

The registered address of Famatown is John Kennedy, IRIS House, 7th Floor, Office 740B, 3106 Limassol, Cyprus. The principal place of business of Gerevan is PO Box 53562, CY-3399 Limassol, Cyprus. The principal business of Gerevan is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Irene Santhi Theocharous	Director
Ms. Theocharous's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.

Christofis Koufaris	Director	Mr. Koufaris's principal business address is John Kennedy, IRIS House, 8th Floor, Office 840B, 3106 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(iii) The registered address of Franklin is 80 Broad Street, Monrovia, Liberia.  The principal place of business of Franklin is c/o Seatankers Management Co. Ltd, P.O. Box 53562, CY 3399, Limassol, Cyprus.  The principal business of Franklin is acting as an investment holding company.  The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.

Demetrios Antoniou Hannas	President/ Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Colleen E. Simmons	Vice-President/Director	Ms. Simmons' principal business address is Frontline Management (Bermuda) Ltd., 4th Floor, Par-la Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Simmons is a citizen of Bermuda.
Georgina Sousa	Treasurer/Director	Ms. Simmons' principal business address is Frontline Management (Bermuda) Ltd., 4th Floor, Par-la Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Souza is a citizen of Great Britain.

(iv) The registered address of Pinewood is 80 Broad Street, Monrovia, Liberia.  The principal place of business of Pinewood is c/o Seatankers Management Co. Ltd, P.O. Box 53562, CY 3399, Limassol, Cyprus.  The principal business of Pinewood is acting as an investment holding company.  The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.

Demetrios Antoniou Hannas	President/ Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Colleen E. Simmons	Vice-President/Director	Ms. Simmons' principal business address is Frontline Management (Bermuda) Ltd., 4th Floor, Par-la Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Simmons is a citizen of Bermuda.
Georgina Sousa	Treasurer/Director	Ms. Simmons' principal business address is Frontline Management (Bermuda) Ltd., 4th Floor, Par-la Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Souza is a citizen of Great Britain.

(v) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus.  The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(vi) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey. The principal business of C.K. Limited is acting as trustee of a Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.  C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey. Mr. Bunt is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Carteret is a citizen of Jersey.
Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Brewer is a citizen of Jersey.

(vii) The registered address of GSA Limited is Channel House, Green Street, St. Helier, Jersey JE2 4UH. The principal place of business of GSA Limited is Channel House, Green Street, St. Helier, Jersey JE2 40H.  The principal business of GSA Limited is acting as a trustee of a Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. GSA Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Consortia Diriectors Limited of Channel House	Director	The principal business address for Consortia Directors Limited of Chanel House is Green Street, St. Helier Jersey JE2 4UH. GSA Limited is an entity organized under the laws of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

    As of the date hereof, the Reporting Persons were deemed to beneficially own an aggregate of 7,330,571 Common Shares, as detailed in Item 5. Franklin and Famatown acquired 4,516,682 and 1,398,299 of these Common Shares, respectively, in a series of transactions settling on October 3, 2012 and on October 9, 2012, pursuant to the Issuer's plan of reorganization, which was confirmed on September 10, 2012, a copy of which was filed by the Issuer on Form 8-A on October 1, 2012. No additional consideration was paid for these Common Shares.  In addition, Geveran acquired an additional 1,415,590 Common Shares, which were purchased on the open market after their issuance upon the Issuer's emergence from bankruptcy as set forth on Annex A. The aggregate purchase price for the purchased Common Shares was $26,487,313 (exclusive of brokerage commissions and fees), which amount has come from working capital of certain Reporting Persons.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Shares through the Issuer's reorganization process pursuant to which Common Shares were distributed to certain entities which held the Issuer's bonds and through common share purchases in broker transactions on the New York Stock Exchange in the ordinary course of business as set forth in Item 3. This acquisition of Common Shares was solely for investment purposes.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons, and/or other persons affiliated with them, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer and other holders of the Common Shares, concerning the business (including, without limitation, the Issuer's assets and capital structure) and the future plans of the Issuer, and with regard to strategies and potential transactions to maximize shareholder value, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Common Shares, on the open market, in privately negotiated transactions or otherwise.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)  The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of 100,000,000 Common Shares of the Issuer issued and outstanding as of October 4, 2012) are as follows:

Geveran

a)	Amount beneficially owned:		1,415,590	Percentage: 1.42%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,415,590
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,415,590

Franklin

a)	Amount beneficially owned:		4,516,682*	Percentage: 4.52%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,516,682*
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,516,682*

Famatown

a)	Amount beneficially owned:		1,398,299	Percentage: 1.40%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,398,299
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,398,299

Greenwich

a)	Amount beneficially owned:		5,932,272*	Percentage: 5.93%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	5,932,272*
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	5,932,272*

Pinewood

a)	Amount beneficially owned:		1,398,299	Percentage: 1.40%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,398,299
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,398,299

C.K. Limited

a)	Amount beneficially owned:		5,932,272*	Percentage: 5.93%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	5,932,272*
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	5,932,272*

GSA Limited

a)	Amount beneficially owned:		1,398,299	Percentage: 1.40%
b)	Number of Common Shares to which the Reporting person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,398,299
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,398,299

*
This number includes 188,749 of the Issuer's common shares to which Franklin Enterprises Inc. is entitled as a holder of a certain class of the Issuer's bonds prior to the Issuer's reorganization. Franklin Enterprises Inc. has not yet acquired the 188,749 Common Shares.  The 188,749 Common Shares included here are the product of the amount of the Issuer's bonds Franklin Enterprises Inc. held and the equity ratio used in the restructuring.

(c.)  All transactions in the Common Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d.)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated October 15, 2012 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012

GEVERAN INVESTMENTS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FRANKLIN ENTERPRISES INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FAMATOWN FINANCE LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

PINEWOOD HOLDINGS INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GSA LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

S-1

Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the securities of Dynegy Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

October 15, 2012

GEVERAN INVESTMENTS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FRANKLIN ENTERPRISES INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

FAMATOWN FINANCE LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

PINEWOOD HOLDINGS INC.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

GSA LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demeterios Antoniou Hannas
Title:	Director

S-2

Annex A

PARTY EFFECTINT TRANSACTION	DATE	BUY/SELL	QUANTITY	PRICE
Geveran Investments Limited	10/3/2012	Buy (1)	500,350	19.74
Geveran Investments Limited	10/4/2012	Buy (1)	415,240	18.99
Geveran Investments Limited	10/9/2012	Buy (1)	500,000	17.45
Famatown Finance Limited	10/3/2012	(2)	24,396	(2)
Famatown Finance Limited	10/3/2012	(2)	886,492	(2)
Famatown Finance Limited	10/3/2012	(2)	487,411	(2)
Franklin Enterprises Inc.	10/3/2012	(2)	960,366	(2)
Franklin Enterprises Inc.	10/3/2012	(2)	317,149	(2)
Franklin Enterprises Inc.	10/3/2012	(2)	120,369	(2)
Franklin Enterprises Inc.	10/9/2012	(2)	1,058,866	(2)
Franklin Enterprises Inc.	10/9/2012	(2)	1,871,183	(2)
Franklin Enterprises Inc.	(3)	(2)	188,749 (3)	(2)

(1)	Purchased in ordinary brokers transactions on the New York Stock Exchange.

(2)
As disclosed under Item 5, Famatown Finance Limited and Franklin Enterprises Inc. acquired 1,398,299 and 4,516,682 of the Issuer's Common Shares, respectively, in a series of transactions settling on October 3, 2012 and October 9, 2012, pursuant to the Issuer's plan of reorganization which was confirmed on September 10, 2012.

(3)
Franklin Enterprises Inc. is entitled to these Common Shares as a holder of a certain class of the Issuer's bonds prior to the Issuer's reorganization. Franklin Enterprises Inc. has not yet acquired these Common Shares.  This number is the product of the amount of the Issuer's bonds Franklin Enterprises Inc. held and the equity ratio used in the restructuring.

A-1